Exhibit 4.4

DESCRIPTION OF SECURITIES

The following summary of the material terms of Allurion Technologies, Inc.’s (“Allurion” or the “Company”) securities is not intended to be a complete summary of the rights and preferences of such securities. You are encouraged to read the applicable provisions of Delaware law, Allurion’s certificate of incorporation (“Charter”) and bylaws in their entirety for a complete description of the rights and preferences of the Allurion securities.

Authorized and Outstanding Stock

The Charter authorizes the issuance of 1.1 billion shares, consisting of 1 billion shares of common stock, $0.0001 par value per share, and 100 million shares of preferred stock, $0.0001 par value.

Common Stock

The Charter provides the following with respect to the rights, powers, preferences and privileges of the Allurion’s common stock, par value $0.0001 per share (“Common Stock”).

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Allurion Common Stock possess all voting power for the election of Allurion’s directors and all other matters requiring stockholder action. Holders of Allurion Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of Allurion Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Allurion board of directors (the “Board”) in its discretion out of funds legally available therefor. Allurion does not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends in the future will be dependent upon Allurion’s revenues and earnings, if any, capital requirements and general financial conditions. In no event will any stock dividends or stock splits or combinations of stock be declared or made on Allurion Common Stock unless the shares of Allurion Common Stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of Allurion’s voluntary or involuntary liquidation, dissolution or winding-up, the net assets of Allurion will be distributed pro rata to the holders of Allurion Common Stock, subject to the rights of the holders of the preferred stock, if any.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the Allurion Common Stock.

Preferred Stock

The Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Board is authorized to fix designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series of preferred stock and any qualifications, limitations and restrictions thereof. The Board is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Allurion Common Stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Allurion or the removal of existing management.

Anti-Takeover Provisions

Charter and Bylaws

Among other things, the Charter and bylaws (as amended from time to time):

•

permit the Board to issue up to 100 million shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the number of directors of Allurion may be changed only by resolution of the Allurion Board;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of at least 66 2/3% of all of the Allurion’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, subject to the rights of any series of preferred stock, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of Allurion’s stockholders may only be called by the Board pursuant to a resolution adopted by a majority of the Board, by the chairman of the Board or by the chief executive officer of Allurion;

•

provide that the Board be divided into three classes of directors, with the directors serving three-year terms, therefore making it more difficult for stockholders to change the composition of the board of directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of Allurion Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions make it more difficult for the existing stockholders to replace the Board as well as for another party to obtain control of Allurion by replacing the Board. Because the Board has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock will make it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of Allurion.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce Allurion’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Allurion’s shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of Allurion Common Stock.

Certain Anti-Takeover Provisions of Delaware Law

Allurion is subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”). This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of a corporation’s assets. However, the above provisions of Section 203 would not apply if:

•	the relevant board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the initial business combination is approved by the board of directors and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These provisions may have the effect of delaying, deferring, or preventing changes in control of Allurion.

Exclusive Forum

The Charter provides that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (1) any derivative action, suit or proceeding brought on our behalf; (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholders or employees of ours or our stockholders; (3) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the DGCL, the bylaws or the Charter (as either may be amended from time to time); or (4) any action, suit or proceeding asserting a claim against us or any current or former director, officer or stockholder governed by the internal affairs doctrine.

The Charter provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If any such foreign action is filed in a court other than the courts in the State of Delaware in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce such actions and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. The Charter provides that any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

This choice of forum provision has important consequences for our stockholders. These provisions may limit or increase the difficultly of a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors and officers, or may increase the associated costs for such stockholder to bring a claim, both of which may have the effect of discouraging lawsuits against Allurion’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Allurion, a court could find the choice of forum provisions contained in the bylaws to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision inapplicable or unenforceable in an action, Allurion may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Transfer Agent and Warrant Agent

The Transfer Agent for the Allurion Common Stock and the warrant agent for the Allurion warrants is Continental Stock Transfer & Trust Company.

Listing of Allurion Common Stock and Allurion Warrants

Allurion Common Stock and Allurion warrants are listed on the NYSE under the symbols “ALUR” and “ALUR WS,” respectively.